

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Adeeb Tadros
Chief Executive Officer
Emo Capital Corp.
2620 S Maryland Parkway, Suite 252
Las Vegas, NV 89109

   Re: Emo Capital Corp.
    Registration Statement on Form 10-12G
    Filed June 9, 2021
    File No. 000-54291

Dear Mr. Tadros:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Registration Statement on Form 10-12G

Risk Factors
As of July 31, 2020, we had total liabilities of $60,415..., page 10

1. In your letter dated June 9, 2021, you state that the company is unable to identify the shareholder who made the loan of $13,425. Please disclose this in the filing and the risks and uncertainties related to not knowing the identity of the lender. Explain how the loan is evidenced, how you determined that it is from a shareholder, and how you determined that the loan is without interest or a fixed term of repayment.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine

Adeeb Tadros
Emo Capital Corp.
June 23, 2021
Page 2

Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Ruffa Jr.